ROC Energy Acquisition Corp.

16400 Dallas Parkway

Dallas, TX 75248

May 11, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	ROC Energy Acquisition Corp.
Registration Statement on Form S-4, as amended
File No. 333- 269763
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

ROC Energy Acquisition Corp., a Delaware corporation (“the Company”), hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that the Registration Statement will become effective as of 4:00 p.m. on May 12, 2023, or as soon thereafter as practicable.

Very truly yours, ROC Energy Acquisition Corp.

By:	/s/ Daniel Jeffrey Kines
Name:	Daniel Jeffrey Kines
Title:	Chief Executive Officer